Kenneth G. Eade

Attorney at Law

510 State Street, Suite 15

Santa Barbara, California 93101

(805) 560-9828 Fax: (805) 560-3608

June 7, 2005

BY FACSIMILE AND U.S. MAIL

Matthew J. Maulbeck,

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re: Knight Fuller, Inc.

Dear Mr. Maulbeck,

I am in receipt of your fax of May 23, 2005.  Attached hereto is a copy of the company’s amended Form 8K, pursuant to your comments.

On behalf of the company, I hereby acknowledge that: 1) the company is responsible for the adequacy and accuracy of the disclosures in the filings; 2) that staff comments or changes to disclosures in response to staff comments in the filings reviewed by staff do not foreclose the Commission from taking any action with respect to the filings; and 3) the company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws.

Sincerely yours,

KENNETH G. EADE

Cc: Knight Fuller